MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2005

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This Management Discussion and Analysis as of March 1, 2006 provides information on the activities of ViRexx Medical Corp. (“ViRexx” or the “Company”) on a consolidated basis and all amounts are expressed in Canadian dollars unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx Medical Corp. see Note 15 to the audited Consolidated Financial Statements. Note 15 to the Consolidated Financial Statements also provide a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

OVERVIEW

ViRexx is listed on the American Stock Exchange (AMEX) and the Toronto Stock Exchange (TSX). ViRexx is a biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid liver tumours. ViRexx has three platform technologies; AIT™ (antibody-based immunotherapy), T-ACT™ (targeted-autothrombogenic cancer therapy) and Chimigen™, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT’ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx (the “Subsidiary”) has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb and four other monoclonal antibodies worldwide, with the exception of rights retained by the Subsidiary to most member nations of the European Union (EU) and certain other countries. The Subsidiary has established strategic relationships with Dompé International S.A., Medison Pharma, Ltd. and GENESIS Pharma S.A. for certain European and Middle-East countries, but has maintained rights to most EU countries. Negotiations are underway to license the marketing rights for these remaining countries as well as the rights to manufacture and supply finished product for all of Europe. Successful completion of these agreements will secure global manufacture and distribution for OvaRex® MAb, upon regulatory approval making the product available to an estimated $750 million global marketplace.

In December, 2005 Unither announced that the first of two Phase III OvaRex® MAb trials (IMPACT I) had reached its target enrolment of 177 patients. Enrolment in the second Phase III trial (IMPACT II) is progressing as expected, reaching 85% of its target as of December 31, 2005. The two identical Phase III double-blind placebo controlled trials which commenced in January 2003 are being conducted at more than 60 sites across the United States. The trials are designed to evaluate time to disease relapse in patients who have undergone debulking and frontline chemotherapy, comparing OvaRex® MAb to placebo. The study will conclude upon accumulating 118 relapses in each trial. Unither is also conducting a Phase II trial of OvaRex® MAb in combination with front line chemotherapy, and has enrolled 39 of a targeted 40 patients as of December 31, 2005. Total costs expended by ViRexx in 2005 for the AIT’ Platform were $396,334.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

T-ACT’ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to tumors, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for solid liver tumours. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the treatment of cancer of the liver. Five patients had received treatment as of December 31, 2005 without any product-related serious adverse events reported. Interim data analysis demonstrated a decrease in tumour volume in four of the five patients treated with Occlusin™ 50 Injection. Total costs expended in 2005 for the T-ACT’ Platform were $1,236,748. Partnering discussions have been initiated with more than a dozen companies interested in Occlusin™ 50 Injection. Specifically, ViRexx is evaluating potential partners interested in licensing the manufacturing and distribution rights to Occlusin™ 50 Injection for Asia, the territory representing the greatest potential for such a product. Successful completion of an agreement with a partner for this territory will result in an accelerated clinical development program for Occlusin™ 50 Injection, as the prevalence of liver cancer is higher in Asia than anywhere else in the world. The Company estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B infection. In early 2005, the Company entered into an agreement with a contract manufacturer, Protein Sciences Corporation (“PSC”) of Meriden, Connecticut, for the production of HepaVaxx B Vaccine for a Phase I clinical trial. PSC successfully manufactured cGMP product in the fourth quarter of 2005 and discussions with Health Canada are underway for the purpose of beginning a Phase I safety trial in the second quarter of 2006. Our second Chimigen™ vaccine candidate, HepaVaxx C, is a therapy for the treatment of chronic hepatitis C. Continued efforts in 2006 will be directed to select a Chimigen™ hepatitis C vaccine candidate for clinical testing. Partnering discussions have also been initiated for HepaVaxx B. Specifically; ViRexx is targeting potential clinical co-developers with a strong presence in Asia where almost three quarters of the world’s chronic hepatitis B and hepatitis C sufferers exist. The Company estimates the market for HepaVaxx B in Asia at more than $2 billion.

RESULTS OF OPERATIONS

2005 was a landmark year for ViRexx with the company accomplishing all of its major research and operational objectives. The result of this focused effort has been the wholesale advancement of the Company’s development pipeline.

The Company recorded a net loss for the year ended December 31, 2005 of $7,459,714 or ($0.13) per share, as compared with a net loss of $3,657,760 or ($0.14) per share for the corresponding period ended December 31, 2004. The expenditure increase is primarily attributable to an increase in preclinical, potential product development and clinical trial activity.

The Company recorded a net loss for the year ended December 31, 2004 of $3,657,760 or ($0.14) per share, as compared to a net loss of $1,383,562 or ($0.15) per share for the year ended December 31, 2003. The expenditure increase is due to increased preclinical activities, costs incurred to support clinical trials and additional costs and resources associated with operating as a public company.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

OPERATING EXPENSES

Research and Development

ViRexx is a development stage company that allocates the majority of its resources to product development, including clinical trial activities. The majority of costs are associated with ViRexx’s three technology platforms. ViRexx’s strategy is to capitalize on pre-clinical and clinical opportunities through licensing and collaborative arrangements with third parties. Therefore, ViRexx has allocated cash and other resources to activities that have the potential of generating product commercialization opportunities.

Research and development expenses for the year ended December 31, 2005, totalled $4,750,190, an increase of $2,953,510 from $1,796,680 in research and development expenses incurred for the corresponding period ended December 31, 2004. This difference was mainly due to the manufacturing of clinical material for the HepaVaxx B clinical program. Also, in order to support the progression of each of the Company’s product candidates, additional research and development staff were hired during 2005. Additional intellectual property expenses were also incurred in 2005 further strengthening protection of the Company’s products subsequent to commercialization.

Research and development expenses for the year ended December 31, 2004, totalled $1,796,680, an increase of $1,413,607 from the $383,073 incurred for the year ended December 31, 2003. This increase is attributable to the completion of the Occlusin™ 50 Injection pre-clinical activities and initiating a Phase I clinical trial. Additional costs were also incurred for third party consultants in order to accelerate the HepaVaxx B pre-clinical activities.

The Company anticipates that research and development expenditures will increase in 2006 in order to support activities related to initiation of the planned HepaVaxx B Phase I clinical trial. Further, the Company anticipates increased expenditures in 2006 related to the development of the Occlusin™ 500 device including costs associated with pre-clinical testing and GMP manufacturing. Over the next year, the Company will also be focusing its efforts on initiating manufacturing activities in Europe for OvaRex® MAb.

Government Assistance

To support ongoing research programmes the Company applies for external funding opportunities from Industrial Research Assistance Program (“IRAP”) and other agencies. Grants awarded are merit-based and only a small percentage of applications are approved and receive assistance.

Government assistance awarded for the year ended December 31, 2005, 2004 and 2003 was $45,000, $864,430 and $154,780, respectively. Government assistance related to Industrial Research Assistance Program (“IRAP”) grants from the National Research Council of Canada (“NRC”). In addition to the IRAP grants ViRexx received a technology commercialization award from Alberta Heritage Foundation for Medical Research (“AHFMR’) in 2004. Details on the amount of government assistance received in each year are displayed in the below table:

	Year Ended December 31,
	2005	2004	2003
	$	$	$
IRAP	45,000	364,430	154,780
AHFMR	—	500,000	—
	45,000	864,430	154,780

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

Corporate Administration

Corporate administration expenses for the year ended December 31, 2005, totalled $3,650,282, an increase of $1,762,571 from $1,887,711 in general and administration expenses recorded for the corresponding period ended December 31, 2004. The difference is attributable to stock-based compensation recorded for options granted and consulting costs associated with investor relations and corporate communication activities. Additional costs were also incurred due to an increase in the number of administrative staff required and costs related to the acquisition of AltaRex Medical Corp.

Corporate administration expenses for the year ended December 31, 2004 totalled $1,887,711, an increase of $995,675 from the $892,036 recorded for the year ended December 31, 2003. The difference is due to expenditures incurred in maintaining existing and new patent and trademarks, TSX listing fees as well as an increase of insurance costs due to elevated premiums and expansion of director and officer liability coverage.

For 2006, a decrease in corporate administration expenses is anticipated by employing a more focused approach towards investor relations and not incurring one-time costs related to the acquisition of AltaRex Medical Corp.

Stock-based Compensation

Effective January 1, 2004, the Company became subject to the additional requirements of the CICA relating to stock-based compensation. The new standard requires that all stock option awards be valued on the date of grant using the fair value method and be expensed directly to the income statement. In accordance with the transition rules, the Company recorded an adjustment to the opening 2004 deficit in the amount of $734,773, representing the expense for the 2002 and 2003 fiscal years. Stock-based compensation expense for the year ended December 31, 2003 totalled $211,300, an increase of $211,300 from the $0 recorded for the year ended December 31, 2002. Stock-based compensation expense for the year ended December 31, 2004 totalled $380,577, an increase of $169,277 from the $211,300 recorded for the year ended December 31, 2003. Stock-based compensation expense for the year ended December 31, 2005 totalled $457,349, which reflects the vested portion of the 940,000 options granted during 2005 and the continuing amortization of options granted in 2004.

Amortization

Amortization expense relates to laboratory equipment, facility leaseholds and equipment and intellectual property. Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $2,499,174, $71,348 and $31,596 respectively. The increase in amortization expense in 2005 is mainly due to the intellectual property acquired in December 2004 being amortized and charged to operations. Also, additional computer equipment and hardware were purchased over the course of 2005.

The Company anticipates that amortization expense to remain constant in 2005 as most capital intensive activities have been outsourced to contract manufacturing organizations.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no contributing cash flows from operations. As a result, it relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, and investment income. No revenues from operations are expected until certain milestone and royalty payments from license and collaboration agreements have been earned or commercialization of a product candidate has occurred.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

At December 31, 2005, the Company’s cash and cash equivalents totalled $5,571,850 as compared with $9,462,988 at December 31, 2004. The Company’s net cash used in operating activities amounted to $7,551,102 for the year ended December 31, 2005 and reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances. During 2005, the Company raised $3.8 million from a brokered private placement net of share issuance costs and an additional $2.2 million from the exercise of warrants and stock options. Also during 2005, the Company incurred $2.3 million of share repurchase costs.

At December 31, 2004, the cash and cash equivalents totalled $9,462,988 as compared to $2,708,599 at December 31, 2003. The net cash used in operating activities totalled $3,266,213 for the year ended December 31, 2004 as compared to $575,252 for the year ended December 31, 2003 and reflects the use of cash to fund net operating losses and the net changes in non-cash working capital balances.

Subsequent to December 31, 2005 the Company completed a brokered private placement on February 16, 2006 of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.50 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 1,090,909 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.50 per share for a period of 2 years from the date of issuance.

The Company has employed cost savings alternatives as much as possible in order to manage its cash reserve and operating expenditures. Planned activities have been focused on advancing ViRexx’s lead product candidates while transforming its pipeline from the pre-clinical stage to a broader pipeline of clinical product candidates. Additional capital resources may be required depending on the progress of research and development programs along with the outcome of clinical trials and pre-clinical studies results. Such capital resources could be derived through equity, debt financings, achievement of milestone payments or collaborative arrangements with corporate partners of from other sources. The Company’s ability to generate additional capital is subject to uncontrollable factors as outlined in the “Risks and Uncertainties” section of this document. If the Company has insufficient capital its technology platforms or components of them may have to be delayed, reduced or eliminated.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In continuing operations, the Company has entered into long-term contractual arrangements from time to time for office and laboratory facility and clinical research. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating lease obligations1 & 2	618,329	109,263	344,896	164,170
Clinical Research obligations	444,994	444,994	—	—
Total contractual obligations	1,063,323	554,257	344,896	164,170
Notes:    1) Lease on laboratory and offices of $109,263 per annum until May 31, 2007

2) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

CONVERTIBLE DEBENTURES

On August 15, 2002, United Therapeutics was issued a note payable (the “United Note Payable”) in exchange for proceeds of US$433,310 and the note was secured by the intellectual property of the AIT™ Platform. Interest was paid on the United Note Payable quarterly at 6% per annum. On August 23, 2005 the United Note Payable principal balance was converted into 485,300 common shares of the Company at a price of Cdn $1.07 per share.

On September 20, 2002, the Company issued three convertible debentures (“Convertible Debenture”) totaling $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. The debentures were secured by a specific charge against the T-ACT™ Technology patents. The debentures were convertible, at the option of the holder, into common shares of the Company at any time prior to September 20, 2005. In 2003, $235,000 of these debentures were converted to common shares. During 2005, the Company redeemed $400,000 of principal plus accrued interest of $181,745 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of $0.95 per share.

OFF-BALANCE SHEET ARRANGEMENTS

Since inception, the Company has not had any material off-balance sheet arrangements, and inflation has not had a material effect on operation.

RISKS AND UNCERTAINTIES

The Company’s drug product candidates are at a development stage. As such, they have not been approved by regulatory authorities in any relevant jurisdiction and have not yet been marketed commercially. The Company’s future success will require efficacy and safety of its product candidates and regulatory approval for these product candidates. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement.

Due to the inherent uncertainties involved in the drug development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of the unapproved product candidates. If these projects are not completed in a timely manner, regulatory approvals would be delayed and the Company’s operations, liquidity and financial position could suffer. Without regulatory approvals, the Company could not commercialize and sell these product candidates and, therefore, potential revenues and profits from these product candidates would be delayed or impossible to achieve.

The Company has no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

ViRexx’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the stage of the Company’s growth in the biotechnology industry.

A detailed list of the risks and uncertainties affecting ViRexx can be found in the Company’s Annual Information Form. Additional information relating to ViRexx, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com or at the Company’s web site at www.virexx.com.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

OUTLOOK

The Company is a research and development company, with a primary focus being the development and commercialization of its product candidates. The Company expects to continue to incur operating losses in 2006 and until the first commercialized products are introduced in the next 24 months. Net research and development costs are expected to continue to increase in 2006 from those incurred in 2005 as the Company advances the development of Occlusin™ Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

As of March 1, 2006, the Company had $14,900,602 in cash equivalents and short-term investments as compared to $5,571,850 at December 31, 2005.

Over the longer term, the Company expects that it will require additional financing and as such plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

DISCLOSURE CONTROLS AND PROCEDURES

As at the financial year ended December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Acting Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The assumptions, judgments and estimates involved in the accounting for acquired intellectual property rights could potentially have a material impact on the Corporation’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with the December 31, 2005 consolidated financial statements.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

ACQUIRED INTELLECTUAL PROPERTY

At December 31, 2005, the acquired intellectual property rights had a net book value of $30.0 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of five monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late stage development for the treatment of ovarian cancer.

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. Adopted are the provisions of CICA 3063 “Impairment of Long-Lived Assets” and test the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

Under U.S. GAAP, management has determined that the intellectual property is in-process research and development (“IPRD”), a concept which is not applicable under Canadian GAAP. IPRD is not capitalized under U.S. GAAP, but rather expensed at the time of acquisition. Consequently, the entire cost of the IPRD of $30.0 million associated with the AltaRex acquisition is reflected as a reconciling item in the December 31, 2005 consolidated financial statements, footnote 15, United States Accounting Principles, which reconciles Canadian GAAP to U.S. GAAP.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust retained earnings without restatement. On January 1, 2004, the Company increased the deficit by $0.7 million and increased contributed surplus by the same amount.

FORWARD-LOOKING STATEMENTS

Except for historical information, this “Management Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended December 31, 2005

SUPPLEMENTAL INFORMATION

Selected Annual Information	2005	2004
Statement of Operation
Total expenses	$10,899,646	$3,755,739
Other (expense) income	$81,506	$97,979
Net loss before income taxes	$(10,818,140)	$(3,657,760)
Basic and diluted loss per common share	$(0.13)	$(0.14)
Weighted-average number of common shares outstanding	55,827,119	25,268,388

Balance Sheet
Working capital	$5,107,948	$8,836,650
Total assets	$36,286,345	$45,722,445
Total long-term liabilities	$1,168,377	$6,749,947
Shareholders' equity	$34,447,802	$37,190,587
Common shares outstanding	58,443,445	53,276,477

Summary of Quarterly Results

2005	Q1	Q2	Q3	Q4	Annual
Government assistance	—	$ 45,000	—	—	$ 45,000
Net Earnings (Loss)	$(1,702,833)	$(2,008,677)	$(2,005,191)	$(3,543,013)	$(7,459,714)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.04)	$(0.04)	$(0.02)	$(0.13)

2005	Q1	Q2	Q3	Q4	Annual
Government assistance	$261,525	$193,936	$88,969	$320,000	$864,430
Net Earnings (Loss)	$(489,405)	$(853,798)	$(962,987)	$(1,351,570)	$(3,657,760)
Basic and diluted earnings (loss) per share	$(0.03)	$(0.03)	$(0.04)	$(0.04)	$(0.14)

The Company’s quarterly results have fluctuated primarily as a result of the level of operational activities and the availability of resources to fund operational activities.

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

Outstanding Share Data	2005	2004
Common shares issued and outstanding	58,443,445	53,276,477
Stock options outstanding	6,670,200	6,369,168
Warrants outstanding	2,819,299	12,54

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants could generate proceeds of $7,075,721.